UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.  )

Gyrodyne Company of America, Inc.

(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

403820-10-3
(CUSIP Number)

December 22, 2008
(Date of Event Which Requires Filing of this Statement)

Check  the appropriate box to designate the rule pursuant to which this Schedule is  filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

     *The  remainder  of  this  cover  page  shall be filled out for a reporting person's  initial  filing  on  this  form  with  respect to the subject class of securities,  and for any subsequent amendment containing information which would alter  disclosures  provided  in  a  prior  cover  page.

     The  information  required on the remainder of this cover page shall not be deemed  to  be  "filed" for the purpose of Section 18 of the Securities Exchange Act  of  1934 ("Act") or otherwise subject to the liabilities of that section of the  Act  but  shall be subject to all other provisions of the Act (however, see the  Notes).

CUSIP  No. 403820-10-3

1)	Names of Reporting Persons.
Gerard Scollan
I.R.S. Identification Nos. of Above Persons (entities only)

2)	Check the Appropriate Box if a Member of a Group	(a) ☐
	(See Instructions)	(b) ☐

3)	SEC Use Only

4)	Citizenship or Place of Organization
United States Citizen

Number of Shares	5)	Sole Voting Power: 2,255
Beneficially
Owned by Each	6)	Shared Voting Power: 96,994
Reporting
Person With	7)	Sole Dispositive Power: 2,255

	8)	Shared Dispositive Power: 99,249

9)	Aggregate Amount Beneficially Owned by Each Reporting Person

99,249

10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐

11)	Percent of Class Represented by Amount in Item 9

7.69%

12)	Type of Reporting Person (See Instructions)

IN

ITEM  1.

(A)     NAME  OF  ISSUER
Gyrodyne Company of America, Inc.

(B)     ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICE
1 Flowerfield
Suite 24
St. James, New York  11780

ITEM  2.

(A)     NAME  OF  PERSONS  FILING

Scollan, Gerard
(B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR  IF  NONE,  RESIDENCE

80 Brown’s River Road
Sayville, New York  11782

(C)     CITIZENSHIP
United States Citizen

(D)  TITLE  OF  CLASS  OF  SECURITIES
         Common Stock

(E)     CUSIP  NUMBER

403820-10-3

ITEM  3.

     If  this statement is filed pursuant to rule 240.13d- 1(b), or 240.13d-2(b) or  (c),  check  whether  the  person  filing  is  a:

     (a)  ___ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

     (b)  ___  Bank  as  defined  in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c)  ___  Insurance  company  as defined in section 3(a)(19) of the Act (15 U.S.C.  78c).

     (d)  ___  Investment  company  registered under section 8 of the Investment Company  Act  of  1940  (15  U.S.C.  80a-8).

     (e)  ___  An investment adviser in accordance with 240.13d- 1(b)(1)(ii)(E).

     (f)  ___  An  employee  benefit  plan  or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

     (g)  ___  A  parent  holding  company  or control person in accordance with 240.13d-1(b)(1)(ii)(G)

     (h)  ___  A  savings  association as defined in section 3(b) of the Federal Deposit  Insurance  Act  (12  U.S.C.  1813).

     (i)  ___  A  church  plan  that  is  excluded  from  the  definition  of an investment  company  under  section 3(c)(14) of the Investment Company Act  of  1940  (15  U.S.C.  80a-3).

     (j)  ___  Group,  in  accordance  with  section  240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP.

     Provide  the  following  information  regarding  the  aggregate  number and percentage  of  the  class  of  securities  of  the issuer identified in Item 1.

     (a)  Amount  beneficially  owned:  99,249

     (b)  Percent of class: 7.69%

     (c)  Number  of  shares  as  to  which  the  person  has:

     (i)  Sole  power  to  vote  or  to direct the vote: 2,255

     (ii) Shared  power  to  vote or to direct the vote: 96,994

     (iii) Sole power to dispose or to direct the disposition of: 2,255

     (iv) Shared power to dispose or to direct the disposition of: 96,994

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If  this  statement is being filed to report the fact that as of the date hereof the  reporting  person  has  ceased to be the beneficial owner of more than five percent  of  the  class  of  securities,  check  the  following  ☐.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

N/A

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

N/A

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

N/A

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

N/A

ITEM  10.     CERTIFICATION.

By  signing  below we certify that, to the best of our knowledge and belief, the securities  referred to above were not acquired and are not held for the purpose of  or  with  the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant  in  any  transaction  having  that  purpose  or  effect.

Dated: 01/28/09

By:	/s/ Gerard Scollan
Name: Gerard Scollan
Title: